May 24, 2016

VIA EDGAR

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549

Re:	Centene Corporation
Registration Statement on Form S-4 (File No. 333-211542)

Ladies and Gentlemen:

Reference is made to the Registration Statement on Form S-4 (File No. 333-211542), as may be amended (the “Registration Statement”), of Centene Corporation, a Delaware corporation (the “Registrant”), registering the offer to exchange (the “Exchange Offer”) up to $1,400,000,000 aggregate principal amount of the Registrant’s 5.625% Senior Notes due 2021 (the “New 2021 Notes”) for a like aggregate principal amount of the Registrant’s outstanding 5.625% Senior Notes due 2021 (the “Outstanding 2021 Notes”) and $1,000,000,000 aggregate principal amount of the Registrant’s 6.125% Senior Notes due 2024 (the “New 2024 Notes” and together with the New 2021 Notes, the “Exchange Notes”) for a like aggregate principal amount of the Registrant’s outstanding 6.125% Senior Notes due 2024 (the “Outstanding 2024 Notes” and together with the Outstanding 2021 Notes, the “Outstanding Notes”). In connection with the Exchange Offer being made by the Registrant pursuant to the prospectus contained in the Registration Statement and the related letter of transmittal, this letter will confirm the following:

(1)    The Registrant is registering the Exchange Offer in reliance on the position of the Staff of the Securities and Exchange Commission (the “Commission”) enunciated in: Exxon Capital Holdings Corporation (available May 13, 1988); Morgan Stanley & Co. Incorporated (available June 5, 1991); and Shearman & Sterling (available July 2, 1993).

(2)    The Registrant hereby represents that it has not entered into any arrangement or understanding with any person to distribute the Exchange Notes to be received in the Exchange Offer and, to the best of the Registrant’s information and belief, each person participating in the Exchange Offer will be acquiring the Exchange Notes in the ordinary course of its business and will not have any arrangement or understanding with any person to participate in the distribution of the Exchange Notes to be received in the Exchange Offer. In this regard, the Registrant will make each person participating in the Exchange Offer aware that if such person is participating in the Exchange Offer for the purpose of distributing the Exchange Notes to be acquired in the Exchange Offer, such person (i) cannot rely on the Staff position enunciated in Exxon Capital Holdings Corporation or interpretative letters to similar effect and (ii) must comply with the registration and prospectus delivery requirements of the Securities Act of 1933, as amended (including the rules and regulations promulgated thereunder, the “Securities Act”), in connection with a secondary resale transaction. The Registrant acknowledges that such a secondary resale transaction by such person participating in the Exchange Offer for the purpose of distributing the Exchange Notes should be covered by an effective registration statement containing the selling security holder information required by Item 507 of Regulation S-K under the Securities Act.

(3)    The Registrant hereby represents that with respect to any broker-dealer that participates in the Exchange Offer with respect to Outstanding Notes acquired for its own account as a result of market-making activities or trading activities each such broker-dealer must confirm that it has not entered into any arrangement or understanding with the Registrant or an affiliate of the Registrant to distribute the Exchange Notes and the Registrant (i) will make each person participating in the Exchange Offer aware (through the Exchange Offer prospectus) that any broker-dealer who holds Outstanding Notes acquired for its own account as a result of market-making activities or other trading activities, and who receives Exchange Notes in exchange for such Outstanding Notes pursuant to the Exchange Offer, must deliver a prospectus meeting the requirements of the Securities Act as described in (2) above in connection with any resale of such Exchange Notes, and (ii) will include in the transmittal letter or similar documentation to be executed by an exchange offeree in order to participate in the Exchange Offer a provision providing that if the exchange offeree is a broker-dealer holding Outstanding Notes acquired for its own account as a result of market-making or other trading activities, an acknowledgement that it will deliver a prospectus meeting the requirements of the Securities Act in connection with any resale of the Exchange Notes received in respect of such Outstanding Notes pursuant to the Exchange Offer; however, by so acknowledging and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an “underwriter” within the meaning of the Securities Act.

CENTENE CORPORATION

By:	/s/ KEITH H. WILLIAMSON
Keith H. Williamson Executive Vice President, Secretary and General Counsel